Carol Ann Petren
Executive Vice President and General Counsel

July 1, 2010	1601 Chestnut Street
TL17A
CORRESPONDENCE	Philadelphia, PA 19192-1550
VIA EDGAR	Telephone 215-761-1000
Facsimile 215-761-3596

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Schedule 14A filed March 19, 2010
File No. 001-08323

Dear Mr. Riedler:

On behalf of CIGNA Corporation (the "Company"), the following is the Company’s response to your comment letter of May 10, 2010 relating to the Company’s Schedule 14A filed March 19, 2010 (the “2010 Proxy Statement”).  For your convenience, we have repeated the comments set forth in your letter and followed with the Company’s response.

Schedule 14A filed March 19, 2010

General

1.	We note your discussion of the following agreements throughout the filing:

•	Relocation Repayment Agreement with William L. Atwell, President CIGNA International (page 71);
•	Retirement Agreement with H. Edward Hanway effective December 25, 2009 (page 86); and
•	Separation Agreement with Michael W. Bell entered into May 22, 2009 (page 87).

Please file copies of each agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  If the agreements have already been filed, please confirm that you will incorporate each by reference into your next Form 10-K.

With respect to the agreements referenced with Messrs. Hanway and Bell, these agreements have already been filed as follows:

•
Agreement and Release dated December 9, 2009 with Mr. Hanway, filed as Exhibit 10.1 to the Company’s Form 8-K filed on December 9, 2009 and incorporated by reference as Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

•
Agreement and Release dated May 22, 2009 with Mr. Bell, filed as Exhibit 10.1 to the Company’s  Form 8-K filed on May 26, 2009 and incorporated by reference as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Because Messrs. Hanway and Bell terminated employment in 2009 and will not be named executive officers for the Company’s 2011 Proxy Statement, we respectfully have concluded that, pursuant to Item 601 of Regulation S-K, these agreements will not be required to be incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

With respect to the relocation repayment agreement with Mr. Atwell, pursuant to which Mr. Atwell would have been required to repay certain relocation benefits if he left the Company within one year of his start date, we respectfully have concluded that the agreement is not required to be filed as it is immaterial in significance, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.  In reaching this conclusion, we took into account the following facts: (1)  the agreement contains no substantive terms other than the repayment term described on page 71 of the Company’s 2010 Proxy Statement; (2) the Company does not generally expect such repayment agreements to be triggered; (3) the agreement is a standard form that is provided to all employees who receive relocation benefits; and (4) the agreement represents a potential repayment to the Company of standard benefits as opposed to a payment obligation of the Company.  Given these facts, the Company concluded that a reasonable investor would consider the relocation repayment agreement to be immaterial in significance.

Executive Compensation Policies and Practices, page 57

2.
Throughout the Compensation Discussion and Analysis section you mention that individual performance and the results of individual business units are taken into account by the People Resources Committee in making compensation decisions.  Please provide draft disclosure discussing how individual performance and the results of individual business units are evaluated by the PRC and what impact each has on the compensation actually awarded.  If specific weighting is assigned to either effort or if predetermined goals are established, please be sure to discuss these as well.

The PRC’s and Board’s annual compensation awards to each named executive officer reflect an integrated assessment of enterprise, business unit and individual performance contributions. As described in the 2010 Proxy Statement, the PRC approves the overall funding level for the MIP, based on the Company’s achievement of pre-established performance goals, which are approved by the PRC at the beginning of the relevant performance period.  The 2009 enterprise performance measures and goals for the MIP and the weighting for each of the measures are disclosed on page 61 of the Proxy Statement.

The PRC’s approval of an overall funding level, based on performance against pre-established goals, creates a “pool” from which all MIP awards are made, including those made to named executive officers.  The PRC must then determine each named executive officer’s MIP award as a percentage of the target.  Targets are based on external market data and are approved by the PRC.  To determine the MIP award for each named executive officer, the PRC reviews the Chief Executive Officer’s (“CEO”) recommendations (and for the CEO, the Board reviews the PRC’s recommendations), which are developed by considering the overall performance of the enterprise (including the performance against MIP goals), the performance of each of the Company’s business units, departments and functions (as applicable), and each officer’s personal contributions and the results they drove both individually and collectively for the enterprise.

For long-term incentive awards, each named executive officer has a long-term incentive target that is developed with reference to external market data.  When making actual long-term incentive award determinations for these individuals, the PRC (and for the CEO, the Board) considers enterprise performance, individual performance contributions and retention considerations.

The Company’s 2010 Proxy Statement includes a description of this process as well as the individual and/or business unit/ function performance contributions that were considered by the PRC and, for the CEO, the Board of Directors, as they determined annual and long-term incentive awards for each of the named executive officers.

Taking into account the Staff’s comments and the discussion above, the disclosure appearing on page 62 of the Company’s 2010 Proxy Statement regarding annual incentive awards would read as follows (marked to show changes from the current disclosure):

For the 2009 performance year, the PRC and the Board made annual incentive awards to the named executive officers at a level of 86% to 110% of the target award value. The PRC, and for Mr. Cordani, the Board of Directors, determined the awards made to individual named executive officers based on an assessment of enterprise results, business unit, department or function results and ~~the overall 2009 results of the enterprise and individual business units, as well as the named executive officers’~~ individual performance contributions during 2009. Annual incentive awards made to named executive officers are part of the MIP pool for which funding is determined by the PRC (and more fully described on page 59)  and is based on CIGNA's performance against certain pre-established goals (see page 61 for a discussion of the 2009 performance goals).   In determining named executive officers’ annual incentive awards, the PRC, and for Mr. Cordani, the Board of Directors, takes an integrated approach, assessing enterprise results together with each officer’s contributions to his or her business unit, department or function, given the named executive officer’s ability to influence the results of his or her own business unit, department or function.

The disclosure appearing on page 64 of the Company’s 2010 Proxy Statement regarding long-term incentive awards would read as follows (redlined to indicate changes from the current disclosure):

Long-term incentives (LTI) are administered under the CIGNA Long-Term Incentive Plan. In February 2009, the executives received both stock options and SPUs as annual LTI awards. The LTI target is expressed as a dollar value and is determined based on the relevant market data for the executive’s role. An executive can receive an award between 0 and 200% of the individual target based on an integrated  assessment of enterprise performance and individual contributions made during the previous performance year.  In addition to performance contributions, retention considerations are also taken into consideration in determining individual LTI awards.  After the target percentage was determined for the executive officer’s award, the awards in 2009 were delivered in stock options and SPUs.

We will take this draft disclosure and the Staff’s comments into account when drafting the Corporation’s 2011 Proxy Statement.

* * * * *

In connection with our responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me, at (215) 761-1000 or by facsimile at (215) 761-3596.

Sincerely yours,
/s/ Carol Ann Petren Carol Ann Petren
Executive Vice President and General Counsel

cc:           Laura Crotty